African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

082-01856

SEC MAIL PROCESSING
RECEIVED
OCT 16 2007
WASH, D.C. 186 SECTION

October 9, 2007

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

07027341

SUPPL

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on October 9, 2007. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

PROCESSED
OCT 23 2007 E
THOMSON
FINANCIAL

dw 10/17

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

October 9, 2007
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

African Metals Announces a $150,000 Private Placement

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation (TSX Venture Exchange: AFR), is pleased to announce a private placement, subject to regulatory approval, of 500,000 units at $0.30 per unit for total proceeds of $150,000. Each unit will consist of one share and one transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional share in the Company's capital stock at $0.35 for a 1 year period from the closing date of the private placement. All shares issued under this private placement will be subject to a four month hold period from closing.

The Company will use the funds for analysis of oil and water samples from the Lokoro basin in the Democratic Republic of the Congo (DRC) and for the preparation of a presentation on the Lokoro basin to the Government of the DRC as a requirement leading up to negotiations on an oil and gas lease. The funds will also be used for the analysis of samples from the Company's copper-cobalt concession in the prolific Katanga copper-cobalt belt in the DRC where the Company holds 8 properties covering 682 square kilometres. Finally, the funds will be used for corporate purposes.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Willis W. Osborne"
Willis W. Osborne
CEO & Director

END